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FORM 12b-25	SEC FILE NUMBER
000-50621

CUSIP NUMBER
NOTIFICATION OF LATE FILING	25688M 20 6

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2017

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dolphin Entertainment Inc.
Full Name of Registrant

Dolphin Digital Media, Inc.
Former Name if Applicable

2151 S LeJeune Road, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Form 10-Q could not be filed within the prescribed time because additional time is required by Registrant's management and auditors to prepare certain financial information to be included in such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A. Negrini	305	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the six months ended June 30, 2017, the Company earned approximately $3.2 million in revenues from the release of its motion picture, Max Steel and will amortize capitalized production costs of approximately $2 million using the individual film forecast method based on these revenues. By comparison, the Company did not earn any revenues or incur any expenses from motion pictures for the six months ended June 30, 2016.

During 2016, the Company entered into a debt exchange agreement (the “Exchange Agreement”) with an investor that was the holder of three separate promissory notes with an aggregate principal amount of $6,470,000. In addition to the Exchange Agreement, the Company entered into a purchase agreement with the same Investor to acquire 25% of the membership interest of Dolphin Kids Clubs to own 100% of the membership interest. Pursuant to the Exchange Agreement and the Purchase Agreement, the Company issued Warrant J that entitles the warrant holder to purchase up to 2,170,000 shares of our Common Stock at a price of $0.015 per share through December 29, 2020, its expiration date. At the same time, the Company entered into a Termination Agreement with the same investor to terminate an Equity Finance Agreement in exchange for Warrant K that entitles the holder to purchase up to 170,000 shares of our Common Stock at a price of $0.015 per share through December 29, 2020. During the six months ended June 30, 2017, the warrant holder of Warrants J and K (the “Warrants”) exercised the full amount of both warrants and received an aggregate amount of 2,340,000 shares of Common Stock. On the date of the exercise of the Warrants, the Company received $35,100 of proceeds from the exercise of the Warrants.

The Company’s warrants are recorded as liabilities based on the fair value on the balance sheet date. We have not yet finalized the fair value calculations for these warrants but will record a gain or loss in the change of the fair value of the warrant liability on the condensed consolidated statements of operations for the three and six months ended June 30, 2017. The Company did not have warrants with liability classification as of June 30, 2016 and as such no gain or loss on changes in fair value were recorded for the three and six months ended June 30, 2016.

During the three and six months ended June 30, 2016, the Company recorded a loss on extinguishment of debt in the amount of $4,652,443 and $5,843,811, respectively. The Company will record a loss of $4,167 on extinguishment of debt for each of the three and six months ended June 30, 2017. Interest expense for the six months ended June 30, 2017 will be reduced by approximately $2.3 million as compared to the six months ended June 30, 2016 due to the extinguishment by the Company of certain debt instruments during 2016.

On March 30, 2017, the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”), by and among the Company and Leslee Dart, Amanda Lundberg, Allan Mayer and the Beatrice B. Trust (the “Sellers”). Pursuant to the Purchase Agreement, the Company acquired from the Sellers 100% of the membership interests of 42West and 42West became a wholly-owned subsidiary of the Company (the “42West Acquisition”). The Company will record the revenues and expenses of 42West, for the three months ended June 30, 2017, in its condensed consolidated statement of operations. The revenue of 42West for the three months ended June 30, 2017 is approximately $5.1 million with operating expenses of approximately $4.3 million. In addition, on the date of the acquisition, the Company recorded liabilities related to put rights and contingent consideration. The change in fair value from the acquisition date to June 30, 2017, will be recorded as a gain or loss on the condensed consolidated statement of operations. The fair value as of June 30, 2017 of these liabilities has not yet been determined. Certain intangible assets were also recorded on the date of the acquisition in the amount of $9,110,000. These intangible assets are being amortized over their useful life and the Company will record amortization expense of approximately $250,000 for each of the three and six months ended June 30, 2017. No amortization expense, or any other revenues or expenses related to 42West, were recorded for the three and six months ended June 30, 2016.

DOLPHIN ENTERTAINMENT INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2017		By:	/s/ Mirta A. Negrini
Name: Mirta A. Negrini
Title:Chief Financial Officer